December 4, 2015

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief — Legal

Office of Information Technologies and Services

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Glu Mobile Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
File No. 001-33368
Filed March 13, 2015 (the “2014 Form 10-K”)

Dear Mr. Shuman:

Glu Mobile Inc. (the “Company”) submits this letter in response to a comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 19, 2015 related to the above-referenced 2014 Form 10-K.

For ease of reference, the Company has set forth below, in italics, the text of the Staff’s comment prior to the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

1.                                      On page 56, you attribute revenue growth primarily by the success of your top games, Kim Kardashian: Hollywood, Racing Rivals, and Dino Hunter: Deadly Shores titles and the continued success of your Deer Hunter 2014 and Eternity Warriors 3. In future filings, please quantify how your top games affected your increase in revenues for the relevant period, either in the aggregate or individually. We note that in your 2014 fourth quarter earnings conference call held on February 4, 2015, your chief operating officer provided quarterly revenue for several of your top games and stated that your five largest games represented 80% of your total revenue for the fourth quarter of 2014.

Response:  The Company advises the Staff that it will in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2015 (the “2015 Form 10-K”), quantify how its top games affected any increase (or decrease) in the Company’s revenues for the relevant period.  The Company is not currently certain whether it will provide such disclosure for its top games in the aggregate or individually, but will determine when preparing the 2015 Form 10-K the appropriate presentation that will provide the most meaningful information to its investors.

*              *              *

Pursuant to the Staff’s request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comment.  If you have any further questions or comments, please contact me by telephone at (415) 800-6169 or by email at eric.ludwig@glu.com.

Sincerely,

GLU MOBILE INC.

/s/ Eric R. Ludwig
Eric R. Ludwig
Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:                                Niccolo M. de Masi (President and CEO, Glu Mobile Inc.)

Scott J. Leichtner (Vice President, General Counsel and Secretary, Glu Mobile Inc.)

Gregory J. Cannon (Vice President, Finance and Investor Relations, Glu Mobile Inc.)